Exhibit 11.1

COMDISCO HOLDING COMPANY, INC.

COMPUTATION OF NET ASSETS IN LIQUIDATION PER COMMON SHARE AND CDR LIABILITY PER CDR

(in thousands, except per share data)

Average contingent distribution rights and common shares used in computing Estimated Net Assets in Liquidation were as follows:

	Three months ended December 31, 2015	Three months ended December 31, 2014

Average CDRs outstanding	148,448	148,448

Average common shares outstanding	4,029	4,029

Estimated CDR liability per CDR	$0.07	$0.11

Estimated net assets in liquidation per common share	$4.56	$6.95

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